

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2021

Bryan Hackworth
Chief Financial Officer
Universal Electronics Inc.
15147 N. Scottsdale Road, Suite H300
Scottsdale, Arizona 85254-2494

> **Re: Universal Electronics Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 5, 2021**
> **File No. 000-21044**

Dear Mr. Hackworth:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 48

1. We note your disclosure that you record revenue for minimum guarantees over the license period. Please clarify for us and in your footnote whether the licenses are functional or symbolic licenses and the pattern over which minimum guarantees are recognized over the license period. If revenue is recognized ratably, explain to us how this depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services in accordance with ASC 606-10-10-2. In this regard, we note your revenue footnote from prior year indicated you recorded revenue for a contract containing a minimum guarantee provision when delivery of the intellectual property had occurred. Refer to the guidance in ASC 606-10-55-57 through 63 and ASC 606-10-55-65.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Melissa Gilmore, Senior Staff Accountant, at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing